Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259069

Prospectus Supplement No. 12

(To Prospectus dated February 14, 2022)

QUALTEK SERVICES INC.

11,614,000 Shares

Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated February 14, 2022 (the “Prospectus”), related to the resale from time to time of up to 11,614,000 shares of Class A common stock, $0.0001 par value, of QualTek Services Inc. (“Class A Common Stock”) including 6,937,500 shares of Class A Common Stock issuable upon the exchange of common units of QualTek HoldCo, LLC and shares of our Class B common stock underlying the Pre-PIPE Notes issued to certain accredited investors in the Pre-PIPE Investment and 4,676,500 shares of Class A Common Stock issued to certain accredited investors in the PIPE Investment upon the closing of the Business Combination (all undefined capitalized terms are as defined in the Prospectus), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock and warrants are traded on The Nasdaq Capital Market under the symbols “QTEK” and “QTEKW,” respectively. On February 22, 2023, the closing price of our Class A Common Stock was $0.44 per share.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our Class A Common Stock is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 20 of the Prospectus and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of Class A Common Stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 22, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 15, 2023

QualTek Services Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-40147	83-3584928
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

475 Sentry Parkway E, Suite 200

Blue Bell, PA 19422

(Address of Principal Executive Offices, and Zip Code)

(484) 804-4585

(Registrant’s Telephone Number, Including Area Code)

None

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	QTEK	The Nasdaq Stock Market LLC
Warrants	QTEKW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02               Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Departure of Roger Bulloch as a Director

On February 15, 2023, Roger Bulloch, a member of the Board of Directors (the “Board”) of QualTek Services Inc., a Delaware corporation (the “Company”), notified the Company that he was resigning from the Board, effective immediately. Mr. Bulloch’s resignation is not the result of any disagreement with the Company relating to its operations, policies or practices or with its Board or management.

Election of Alan J. Carr as a Director

On February 15, 2023, the Board elected Alan J. Carr as an independent director of the Company, effective immediately, to fill the vacancy created by Mr. Bulloch’s resignation, with a term expiring at our annual meeting of stockholders in 2024 or until his successor is duly elected and qualified or until his earlier resignation, removal or death. The Board also appointed Mr. Carr to serve as the chairman of a special committee of the Board, which has been established to review and approve strategic and financial initiatives.

Mr. Carr will be compensated pursuant to an independent director agreement, under which he will be paid a monthly fee of $40,000, and an additional $7,500 per day for every day he devotes more than four hours of time, outside of Board meetings, for meetings or activities outside the scope of normal Board duties.

Mr. Carr is an experienced fiduciary and investment professional with over 25 years of experience around financially distressed companies. He has vast experience investing in and leading complex financial restructurings and M&A transactions as well as serving on boards of directors of distressed and reorganized businesses around the globe.

The Board determined that Mr. Carr is an independent director within the meaning of the Securities Exchange Act of 1934, as amended, the rules and regulations promulgated by the Securities and Exchange Commission thereunder and the listing standards of the Nasdaq Capital Market. There are no arrangements or understandings between Mr. Carr and any other person in connection with his appointment as director of the Company, and there are no transactions or relationships between Mr. Carr and the Company and its subsidiaries that require disclosure under Item 404(a) of Regulation S-K.

Item 9.01               Financial Statements and Exhibits

Exhibit	Description
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QUALTEK SERVICES INC.

Date: February 22, 2023	By:	/s/ Christopher S. Hisey
	Name:	Christopher S. Hisey
	Title:	Chief Executive Officer

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